EXHIBIT 99.1

Lotus Technology to Acquire 51% Equity Interest of Lotus Advance Technologies and Integrate All Business under Lotus Brand

NEW YORK, April 16, 2025 (GLOBE NEWSWIRE) -- Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced that Geely International (Hong Kong) Limited (“Geely”) exercised its put option on April 14, 2025, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd (“Lotus UK”) held by Geely pursuant to the Put Option Agreement dated January 31, 2023 between the parties.

Lotus UK controls the manufacturing operations for Lotus’ sportscars and hyper cars, and Lotus Engineering which provides comprehensive consultancy services to many of the OEMs and Tier 1 suppliers around the world.

Pursuant to the exercise of put option from Geely, the Company expects to acquire 51% of the equity interest in Lotus UK through a non-cash transaction based on a pre-agreed pricing method1. Upon completion, the Company will gain control over Lotus UK and consolidate its financial results. The strategic transaction will enable the Company to integrate all businesses under Lotus brand.

The acquisition is expected to be completed by 2025, subject to potential regulatory approvals.

In conjunction with the business combination between the Company and L Catterton Asia Acquisition Corp, a special purpose acquisition company affiliated with L Catterton, a leading global consumer-focused investment firm, the Company and Lotus UK entered into a Put Option Agreement with each of Geely and Etika. Pursuant to these agreements, each of Geely and Etika was granted the right to require the Company to acquire its equity interest in Lotus UK at a pre-agreed pricing method1 and upon satisfaction of the condition (“Put Option Exercise Condition”) that the total number of vehicles sold by Lotus UK and its subsidiaries shall exceed 5,000 in 2024, with the exercise of such options by Geely and Etika not cross-conditioned on one another. As of December 31, 2024, the Put Option Exercise Condition had been satisfied.

Mr. Qingfeng Feng, Chief Executive Officers, said: "This acquisition marks a critical milestone in our strategic journey to fully integrate all businesses under the Lotus brand, which will strengthen brand equity and enhance our operational flexibility and internal synergies. We are confident that the transaction will create substantial long-term value for our shareholders.”

Note 1: Pursuant to the agreement, the Company will issue new shares valued at $10 per share in consideration of Geely and Etika’s transfer of Lotus UK shares. Lotus UK is valued at 1.15 multiples revenue plus cash minus debt of LGIL, based on LGIL’s audited consolidated annual financial report of 2024.

About Lotus Technology Inc.
Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
For investor inquiries
ir@group-lotus.com